FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 19 September 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






               International Power Raises Non-Recourse Finance at
                           Rugeley Power Station, UK

(London - 19 September 2006) International Power today announces that it has raised a GBP485 million non-recourse financing package at its 1,050MW coal fired Rugeley Power Station in the UK.

This is an attractive financing package for Rugeley, which previously had no associated debt. GBP145m of this financing will be used for the installation of Flue Gas Desulphurisation equipment (FGD) and other capital projects to both enhance the operational performance at Rugeley and significantly extend the life of the plant. The remainder of this financing will be used for credit support, working capital requirements, and for general corporate purposes.

The FGD equipment is expected to be operational in the second half of 2008. The mandated lead arrangers for this financing are Bayerische Hypo-und Vereinsbank AG, Calyon, Commonwealth Bank of Australia, ING Bank N.V., Mizuho Corporate Bank, Ltd and The Royal Bank of Scotland plc.

For further information please contact:

Investor Contact:                              Media Contact:
Aarti Singhal                                  Andrew Mitchell
Telephone: +44 (0)79 8949 2447                 +44 (0)20 7251 3801

Notes to Editors:

International Power has appointed Lentjes GmbH, a leading, international technology group, as the Engineering Procurement and Construction contractor for the installation of FGD at Rugeley.

International Power plc is a leading independent electricity generating company with 17,884 MW (net) in operation and 1,119 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADRs). The ticker symbol on both stock exchanges is "IPR".



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary